SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                          (Names of Subject Companies)

CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company, CMG Advisors, LLC, a Washington limited liability company, Mark J. Swenson and Steven C. Gregory.

                                    (Bidders)


                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

           Subject Company                                        CUSIP Number

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership
PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                            -----------------------

                                    Copy to:
    Mark Swenson                               Craig B. Smith, Esquire
    CMG Partners, LLC                          Smith, Katzenstein & Furlow LLP
    999 3rd Avenue, Suite 3800                 800 Delaware Avenue
    Seattle, Washington 98104                  P.O. Box 410
    (206) 694-4530                             Wilmington, Delaware  19899
                                               (302) 652-8400


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

           Subject                                Transaction      Amount of
           Company                                Valuation*       Filing Fee
           -------                                ----------       ----------

PUBLIC  STORAGE  PROPERTIES,  LTD.,
    a  California  Limited  Partnership           $1,086,000         $ 99.91
PUBLIC  STORAGE  PROPERTIES  IV,  LTD.,
    a  California  Limited  Partnership           $1,105,000         $101.66
PUBLIC  STORAGE  PROPERTIES  V,  LTD.,
    a  California  Limited  Partnership           $1,086,000         $ 99.91
                                                  ----------         -------
Total                                             $3,277,000         $301.48



    * For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.


           Subject                             Offer Price       Maximum Number
           Company                               Per Unit        of Units Sought
           -------                               --------        ---------------

PUBLIC  STORAGE  PROPERTIES,  LTD.,
    a  California  Limited  Partnership           $   905            1,200
PUBLIC  STORAGE  PROPERTIES  IV,  LTD.,
    a  California  Limited  Partnership           $ 1,105            1,000
PUBLIC  STORAGE  PROPERTIES  V,  LTD.,
    a  California  Limited  Partnership           $   905            1,200




[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $301.48
Form or Registration Number:  Schedule TO
Filing Party:  Above Bidders
Date Filed:  October 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

The Tender Offer Statement on Schedule TO filed on October 8, 2002, by CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company
(collectively the "Purchasers") relating to the purchase of Units of Limited Partnership Interest ("Units") for each of the subject limited partnerships (collectively the "Partnerships" and each a "Partnership"), as amended by Amendment No. 1 dated December 3, 2002, is hereby amended pursuant to Securities and Exchange Commission Regulation 14d-3(b)(2) to report the results of the tender offers.

ITEM  11.  OTHER  INFORMATION.

Pursuant to the Offers, the Purchasers acquired on February 4, 2003, a total of 13 Units of Public Storage Properties, Ltd., a total of 41 Units of Public Storage Properties IV, Ltd. and a total of 88 Units of Public Storage Properties V Ltd. The number of Units acquired by the Purchasers in each of the Partnerships pursuant to the Offers represents less than one percent (1%) of the total number of outstanding Units of each Partnership.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2003

CMG  PARTNERS,  LLC

            By:  CMG Advisors, LLC, as Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

CMG  VENTURES,  LLC

            By:  CMG Advisors, LLC, as  Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

CMG  ACQUISTION  FUND  I,  LLC

            By:  CMG Advisors, LLC, as Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

CMG  ACQUISTION  FUND  II,  LLC

            By:  CMG Advisors, LLC, as Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

CMG ACQUISTION FUND III, LLC

            By:  CMG Advisors, LLC, as Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

CMG SPECIAL FUND, LLC

            By:  CMG Advisors, LLC, as Manager

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing  Member

CMG ADVISORS, LLC

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark J. Swenson, Managing Member

MARK J. SWENSON

            By:      /s/  Mark  J.  Swenson
                     ---------------------------------
                     Mark  J.  Swenson

STEVEN C. GREGORY

            By:      /s/  Steven  C.  Gregory
                     ---------------------------------
                     Steven  C.  Gregory

                                  END OF FILING